PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement ("Agreement") is between Capco Offshore, Inc., a Texas corporation with an address of 5555 San Felipe, Suite 725, Houston, Texas 77056 and Capco Energy, Inc., a Colorado corporation with an address of 5555 San Felipe, Suite 725, Houston, Texas 77056 (collectively, "Seller"), as sellers, and Hoactzin Partners, L.P., a Delaware limited partnership with an address of 87 South Saxon Avenue, Bay Shore, New York, New York 11706 ("Buyer"), as buyer, effective on the Execution Date.

WHEREAS, Seller owns the Brazos Interests and the Galveston Interests (as each is hereinafter defined);

WHEREAS, Seller has acquired the Chandeleur Interests (as hereinafter defined) pursuant to that certain Asset Purchase Agreement between Manti Resources, et al ("Manti") and Seller, executed March 11, 2005 with an effective time of January 1, 2005 (the "Manti Agreement");

WHEREAS, Seller has acquired the High Island Interests (as hereinafter defined) from Exxon Mobil Corporation ("ExxonMobil") pursuant to that certain Purchase and Sale Agreement between ExxonMobil and Seller, executed December 1 and 2, 2004 and with an effective time of November 1, 2004 (the "ExxonMobil Agreement");

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Chandeleur Interests, all of the High Island Interests, undivided portions of the Brazos Interests, undivided portions of the Galveston Interests, and an option to acquire an undivided portion of additional Brazos Interests;

WHEREAS, an affiliate of Buyer has advanced to Seller $6,412,454.00 exclusive of interest pursuant to that certain Amended and Restated Note Purchase Agreement between Dolphin Direct Equity Partners, L.P. and Capco Energy, Inc., et al dated February 7, 2004, as evidenced by that certain Amended and Restated Secured Promissory Note of same date (the "Bridge Note");

WHEREAS, as of the Closing Date, Buyer has paid $44,721.88 in legal expenses related to the transactions contemplated by this Agreement, which expenses shall be included in the Initial Investment Amount (as such term is defined in the Management Agreement);

WHEREAS, Buyer desires for Seller to operate and manage the Interests in Buyer's place and stead, and the parties wish to provide for future funding of capital requirements with respect to the Interests; and

WHEREAS, Seller and Buyer desire, after the occurrence of certain events, that Seller reacquire the Interests.

NOW, THEREFORE, in consideration of their mutual promises under this Agreement, the benefits to be derived by each party, and other good and valuable consideration, Buyer and Seller agree as follows:

ARTICLE 1. DEFINITIONS

The following terms, when used in this Agreement, will have the following definitions:

1.01 Additional Instruments. The instruments executed by Buyer before and at Closing and delivered to Seller in connection with this transaction.

1.02 Ad Valorem Taxes. Defined in Section 10.01.

1.03 Allocation. The amount allocated to each individual part of the Interests, in the case of the Chandeleur Interests by Buyer pursuant to the Manti Agreement and in the case of the Brazos Interests, the Galveston Interests, and the High Island Interests by Seller.

1.04 Associated Parties. Successors, assigns, directors, officers, employees, agents, contractors, subcontractors, and affiliates.

1.05 Base Purchase Price. The respective amounts set forth in Section 3.01 for the Brazos Interests, the Chandeleur Interests, the Galveston Interests, and the High Island Interests, respectively.

1.06 Brazos Interest or Brazos Interests. Seller's interest in the oil and gas leasehold estates or other interests set forth on Exhibit A-1, together with Seller's interest in the following:

    (a)   each Well located on the leases and land described on Exhibit A-1.

    (b)   the easements, permits, licenses, surface and subsurface leases, rights-of-way, servitudes, and other surface and subsurface rights affecting the land and leases described on Exhibit A-1.

    (c)   material, equipment, and facilities in and on the land and used solely in connection with the use or operation of the leasehold estates and other interests described on Exhibit A-1 for Oil or gas purposes.

    (d)   the facilities and pipelines located pursuant to the rights described in (b) above and necessary to market the production from the Brazos Interests.

    (e)   contracts affecting the Brazos Interests, including agreements for sale or purchase of oil, gas, and other hydrocarbons; processing agreements; division orders; unit agreements; operating agreements; and other contracts and agreements arising out of, connected with, or attributable to production from the Brazos Interests.

The Brazos Interests do not include the reservations, exceptions, and exclusions listed on Exhibit A-1 or the following:

    (A)   pipelines, fixtures, equipment, and interests in land owned by third parties such as lessors, purchasers, or transporters of Oil or gas;

(B)   personal property, fixtures, equipment, pipelines, facilities, and buildings located on the Property, but currently in use in connection with the ownership or operation of other property not included in the Brazos Interests; and

(C)   Seller's gas-production-imbalance accounts for the Brazos Interests.

1.07   Business Day. Any day that the headquarters offices of ExxonMobil Production Company, in Houston, Texas, are scheduled to be and are open for business.

1.08   Chandeleur Interest or Chandeleur Interests. Seller's interest in the oil and gas leasehold estates or other interests set forth on Exhibit A-2, together with Seller's interest in the following:

(a)   each Well located on the leases and land described on Exhibit A-2.

(b)   the easements, permits, licenses, surface and subsurface leases, rights-of-way, servitudes, and other surface and subsurface rights affecting the land and leases described on Exhibit A-2.

(c)   material, equipment, and facilities in and on the land and used solely in connection with the use or operation of the leasehold estates and other interests described on Exhibit A-2 for Oil or gas purposes.

(d)   the facilities and pipelines located pursuant to the rights described in (b) above and necessary to market the production from the Chandeleur Interests.

(e)   contracts affecting the Chandeleur Interests, including agreements for sale or purchase of oil, gas, and other hydrocarbons; processing agreements; division orders; unit agreements; operating agreements; and other contracts and agreements arising out of, connected with, or attributable to production from the Chandeleur Interests.

The Chandeleur Interests do not include the reservations, exceptions, and exclusions listed on Exhibit A-2 or the following:

(A)   pipelines, fixtures, equipment, and interests in land owned by third parties such as lessors, purchasers, or transporters of Oil or gas;

(B)   personal property, fixtures, equipment, pipelines, facilities, and buildings located on the Property, but currently in use in connection with the ownership or operation of other property not included in the Chandeleur Interests; and

(C)   Seller's gas-production-imbalance accounts for the Chandeleur Interests.

1.09   Claim or Claims. Collectively, claims, demands, causes of action, and lawsuits asserted or filed by any person, including an artificial or natural person; a local, state, or federal governmental entity;

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a person holding rights under any Related Agreement; an Associated Party of Buyer or Seller; or a third party.

1.10 <u>Closing</u>. The delivery of the conveyancing instruments and funds by the parties to close the purchase and sale of the Interests.

1.11 <u>Closing Date</u>. The date on which Closing is scheduled to and does occur.

1.12 <u>Condition</u>. Defined in Section 17.02 of the Exxon Mobil Agreemeent.

1.13 <u>Disputed Claim</u>. Defined in Section 16.06.

1.14 <u>Effective Time</u>. 7 a.m. local time where the Interests are located, as follows for the respective Interests:

    (a)   Brazos Interests: January 1, 2005;
    (b)   Chandeleur Interests: January 1, 2005;
    (c)   Galveston Interests: January 1, 2005; and
    (d)   High Island Interests: November 1, 2004.

1.15 <u>Environmental Laws</u>. Applicable federal, state, and local laws, including statutes, regulations, orders and ordinances, previously or currently enacted or enacted in the future, and common law, relating to protection of public health, welfare, and the environment, including those laws relating to storage, handling, and use of chemicals and other hazardous materials; those relating to the generation, processing, treatment, storage, transport, disposal, cleanup, remediation, or other management of waste materials or hazardous substances of any kind; and those relating to the protection of environmentally sensitive or protected areas. "Environmental Laws" includes the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, and the Clean Air Act, as each is amended from time to time.

1.16 <u>Execution Date</u>. The date on which the last of the parties executes this Agreement.

1.17 <u>Galveston Interest</u> or <u>Galveston Interests</u>. Seller's interest in the oil and gas leasehold estates or other interests set forth on <u>Exhibit A-3</u>, together with Seller's interest in the following:

    (a)   each Well located on the leases and land described on <u>Exhibit A-3</u>.

    (b)   the easements, permits, licenses, surface and subsurface leases, rights-of-way, servitudes, and other surface and subsurface rights affecting the land and leases described on <u>Exhibit A-3</u>.

    (c)   material, equipment, and facilities in and on the land and used solely in connection with the use or operation of the leasehold estates and other interests described on <u>Exhibit A-3</u> for Oil or gas purposes.

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(d)   the facilities and pipelines located pursuant to the rights described in (b) above and necessary to market the production from the Galveston Interests.

(e)   contracts affecting the Galveston Interests, including agreements for sale or purchase of oil, gas, and other hydrocarbons; processing agreements; division orders; unit agreements; operating agreements; and other contracts and agreements arising out of, connected with, or attributable to production from the Galveston Interests.

The Galveston Interests do not include the reservations, exceptions, and exclusions listed on Exhibit A-3 or the following:

(A)   pipelines, fixtures, equipment, and interests in land owned by third parties such as lessors, purchasers, or transporters of Oil or gas;

(B)   personal property, fixtures, equipment, pipelines, facilities, and buildings located on the Property, but currently in use in connection with the ownership or operation of other property not included in the Galveston Interests; and

(D)   Seller's gas-production-imbalance accounts for the Galveston Interests.

1.18   High Island Interest or High Island Interests. Seller's interest in the oil and gas leasehold estates or other interests set forth on Exhibit A-4, together with Seller's interest in the following:

(a)   each Well located on the leases and land described on Exhibit A-4.

(b)   the easements, permits, licenses, surface and subsurface leases, rights-of-way, servitudes, and other surface and subsurface rights affecting the land and leases described on Exhibit A-4.

(c)   material, equipment, and facilities in and on the land and used solely in connection with the use or operation of the leasehold estates and other interests described on Exhibit A-4 for Oil or gas purposes.

(d)   the facilities and pipelines located pursuant to the rights described in (b) above and necessary to market the production from the High Island Interests.

(e)   contracts affecting the High Island Interests, including agreements for sale or purchase of oil, gas, and other hydrocarbons; processing agreements; division orders; unit agreements; operating agreements; and other contracts and agreements arising out of, connected with, or attributable to production from the High Island Interests.

The High Island Interests do not include the reservations, exceptions, and exclusions listed on Exhibit A-4 or the following:

(A) pipelines, fixtures, equipment, and interests in land owned by third parties such as lessors, purchasers, or transporters of Oil or gas;

(B) personal property, fixtures, equipment, pipelines, facilities, and buildings located on the Property, but currently in use in connection with the ownership or operation of other property not included in the High Island Interests; and

(E) Seller's gas-production-imbalance accounts for the High Island Interests.

1.19 <u>Interest</u> or <u>Interests</u>. Collectively, the Brazos Interests, the Chandeleur Interests, the Galveston Interests, and the High Island Interests.

1.20 <u>Liability</u> or <u>Liabilities</u>. Collectively, all damages (including consequential and punitive damages), including those for personal injury, death, or damage to personal or real property (both surface and subsurface) and costs for remediation, restoration, or clean up of contamination, whether the injury, death, or damage occurred or occurs on or off the Property by migration, disposal, or otherwise; losses; fines; penalties, expenses; costs to remove or modify facilities on or under the Property; plugging liabilities for all Wells; attorneys' fees; court and other costs incurred in defending a Claim; liens; and judgments; in each instance, whether these damages and other costs are foreseeable or unforeseeable.

1.21 <u>Manager</u>. Defined in Section 5.01.

1.22 <u>NORM</u>. Naturally occurring radioactive material.

1.23 <u>Oil</u>. Crude oil, distillate, drip gasoline, condensate, and other liquid hydrocarbons.

1.24 <u>Operator</u>. The person, company, or other entity recognized as operator of an Interest by the applicable regulatory agency.

1.25 <u>Permitted Encumbrances</u>. (i) royalties, overriding royalties, reversionary interests, production payments and similar burdens which are in existence on the date hereof; (ii) sales contracts or other arrangements for the sale of production hydrocarbons which would not (when considered cumulatively with the matters discussed in clause (i) above) deprive the Buyer of any material right in respect of the Interests and Property (except for rights customarily granted with respect to such contracts and arrangements); (iii) statutory liens for taxes or other assessments that are not yet delinquent (or that, if delinquent, are being contested in good faith by appropriate proceedings, levy and execution thereon having been stayed and continue to be stayed; (iv) easements, rights of way, servitudes, permits, surface leases and other rights in respect to surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like, conditions, covenants and other restrictions, and easements of streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights of way on, over or in respect of the Interests and Property and that do not individually or in the aggregate, cause a material adverse effect upon the operations or value of Interests and Property; and (v) rights reserved to or vested in any municipality, governmental, statutory or other public authority to control or regulate the Interests and Property in any manner, and all applicable laws, rules and orders from any governmental authority.

1.26   Property or Properties. The real property in which and on which the respective Interests exist or are located, whether in whole or in part.

1.27   Related Agreements. Defined in Section 6.02.

1.28   Strict Liability. Includes strict statutory liability and strict products liability.

1.29   Well or Wells. All wellbores, both abandoned and unabandoned, including oil wells, gas wells, injection wells, disposal wells, and water wells.

ARTICLE 2. PURCHASE AND SALE

2.01   Sale of the Interests. Pursuant to Seller's offer, Seller agrees to sell the Interests to Buyer, and Buyer agrees to purchase them from Seller, for the consideration recited in and subject to the terms of this Agreement, as follows:

(a)   All of Seller's right, title and interest in and to the Chandeleur Interests and the High Island Interests;

(b)   An undivided 30% of 8/8ths working interest out of Seller's right, title and interest in and to the Brazos Interests identified on Exhibit A-1 as (i) Brazos 440L/441L/406L/407L, limited, however, to the wellbore of the Brazos 440I-L Well, (ii) Brazos 478L/479L, limited, however, to the wellbore of the Brazos 478 L-2 Well, and (iii) Brazos 440L, limited, however, to the wellbore of the Brazos 4012 Well; and, in each case of a wellbore limitation, Buyer's interest shall be limited to the oil, gas and mineral leases described in Exhibit A-1 with respect to each Well as to all lands and depths described in such Leases to the extent and only to the extent such Leases are necessary to produce oil and/or gas from the wellbore of the Wells described hereinabove (or the applicable part or portion thereof if specifically limited in depth and/or areal extent on Exhibit A-1);

(c)   An undivided 30% of 8/8ths interest out of Seller's right, title and interest in and to the Galveston Interests identified on Exhibit A-3 as Galveston Block 297, limited, however, to the wellbore of the GA 297 Well before Payout, which interest shall be reduced to an undivided 25.5% after Payout; for purposes of this paragraph only, the term "Payout" shall have the same meaning as in that certain Offshore Participation Agreement dated December 30, 2004, between Seller and Fidelity Exploration and Production Company, Inc.; and, Buyer's interest shall be limited to the oil, gas and mineral leases described in Exhibit A-3 with respect to each Well as to all lands and depths described in such Leases to the extent and only to the extent such Leases are necessary to produce oil and/or gas from the wellbore of the GA 297 Well (or the applicable part or portion thereof if specifically limited in depth and/or areal extent on Exhibit A-3). Buyer's obligation to pay the costs of the GA 297 Well shall not arise until after Seller has provided to Buyer the logs of the GA 297 Well and indicated that it elects to complete the Well for the production of Oil

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and gas. Thereafter, Buyer shall pay its proportional share of the costs to complete the Well; however, in no event shall Buyer be obligated to pay the costs of drilling the Well or, if not completed, to pay any costs of plugging and abandonment.

2.02   Option Well. Seller hereby grants to Buyer the right and option to acquire an undivided 30% of 8/8ths working interest out of Seller's right, title and interest in and to the Brazos Interests identified on Exhibit A-1 as Brazos 440L/441L/406L/407L, limited, however, to the wellbore of the Brazos 440 A-1 Well ("Option Well") upon payment of $200,000.00 to Seller. In each case of a wellbore limitation, Buyer's interest shall be limited to the oil, gas and mineral leases described in Exhibit A-1 with respect to each Well as to all lands and depths described in such Leases to the extent and only to the extent such Leases are necessary to produce oil and/or gas from the wellbore of the Wells described hereinabove (or the applicable part or portion thereof if specifically limited in depth and/or areal extent on Exhibit A-1). Seller shall provide written notice to Buyer not less than 30 days prior to the date operations are to commence upon the Option Well of its right to exercise the Option Well option. Buyer shall provide written notice of its election to exercise said option not more than 10 days after delivery of Buyer's notice, after which time said option shall expire. If Buyer elects to exercise said option, the parties shall effect conveyance, management, operation, and reacquisition of the interest acquired by Buyer in the Option Well in the same manner as the remaining Interests are treated in this Agreement, the Management Agreement, and the Operating Agreements.

2.03   Subsequent Interests. The parties agree that, should Seller on one or more occasions in the future identify additional interests, whether owned by Seller or potentially to be acquired by Seller ("Subsequent Interests"), which it desires to offer for sale to Buyer, and should Buyer desire to acquire said Subsequent Interests, the parties shall enter into an addendum to this Agreement (an "Addendum Agreement") by which such Subsequent Interests shall become subject to the terms and provisions of this Agreement, the Management Agreement, and an Operating Agreement (to extent the particular Subsequent Interest is or would be operated by Seller) as if said Subsequent Interest were identified herein upon execution hereof. Said Addendum Agreement shall identify the Subsequent Interest(s) subject thereto, and shall amend any such terms of this Agreement to adapt same to the specific Subsequent Interest(s) subject thereto, including but not limited to the related closing date.

ARTICLE 3. PURCHASE PRICE

3.01   Base Purchase Prices. The Base Purchase Price for the Interests is as follows:

(a)   Brazos Interests and Galveston Interests: $1,500,000.00;

(b)   Chandeleur Interests: $12,000,000.00; and

(c)   High Island Interests: $2,912,454.00.

Each of the Brazos Interests, the Chandeleur Interests, the Galveston Interests, and the High Island Interests is subject to adjustment only as provided in this Agreement.

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3.02   Warrants. As additional consideration, Seller shall issue or cause the issuance of Warrants (as such term is hereinafter defined) to purchase a number of shares of common stock of Capco Energy, Inc., par value $0.001 per share, as follows:

(a)   Warrant No. 1, at an exercise price per share of $0.176, a Warrant Shares Amount (as such term is defined in the Warrant) of 833,333, and dated December 3, 2004;

(b)   Warrant No. 2, at an exercise price per share of $0.195, a Warrant Shares Amount of 10,035,213, and dated December 27, 2004;

(c)   Warrant No. 3, at an exercise price per share of $0.195, a Warrant Shares Amount of 24,302, and dated May 4, 2005; and

(d)   Warrant No. 4, at an exercise price per share of $0.300, a Warrant Shares Amount of 13,333,333, and dated May 4, 2005.

3.03   Allocation of Base Purchase Price. As to the Chandeleur Interests, Seller has delivered to Buyer or will, not less than three (3) days before Closing, deliver to Buyer the Allocation provided for by Section 2.02 of the Manti Agreement.   As to the Brazos Interests, the Galveston Interests, and the High Island Interests, Buyer has delivered or will deliver prior to the Closing to Seller an Allocation of the Base Purchase Price to each individual part of such Interests, respectively (including an Allocation for non-investment account balances such as gas-production-imbalance accounts, as required for compliance with applicable law, for equipment or other items, and including an Allocation for the option on the Option Well). Buyer will make reasonable allocations, in good faith, and Seller may rely on the Allocations for all purposes. The Allocations will be used (a) to notify holders of preferential rights of this transaction; (b) to collect taxes, to the extent required by law and as provided in Article 10; (c) as a basis for adjustments to the Base Purchase Price for the Interests; and (d) as otherwise provided in this Agreement

3.04   Adjustments to Base Purchase Price. The Base Purchase Price for the Interests shall be adjusted in the following manner:

(a)   As to the Chandeleur Interests, in the same manner and in the same amounts, dollar for dollar, as the purchase price adjustments provided for by the final settlement statement provided for by Section 2.05 of the Manti Agreement; and

(b)   As to the Brazos Interests, the Galveston Interests, and the High Island Interests, respectively, the Base Purchase Price shall be, without duplication:

(i)   Increased by the following amounts:

(A) The aggregate amount of all non-reimbursed amounts directly attributable to the operation and ownership of the Interests incurred and paid in the ordinary course of business, exclusive of indirect amounts and overhead allocations, during the period from the respective Effective Time to the Closing Date;

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(B) An amount equal to the agreed value of all Oil and gas in storage above the pipeline connection or delivery point, as the case may be;

(C) The amount of any upward adjustment pursuant to Article 6; and

(D) Any other upward adjustment mutually agreed upon by the parties;

(ii) Decreased by the following amounts:

(A) The aggregate amount of proceeds received by Seller from the sale of Oil and gas produced from and attributable to the Interests between the Effective Time and the Closing Date;

(B) The amount of any downward adjustment relating to Title Defects pursuant to Article 6;

(C) Seller's share of estimated ad valorem taxes through the Effective Time; and

(D) The amount of any downward adjustment mutually agreed upon by the parties.

3.05 <u>Closing Settlement Statement – Chandeleur Interests</u>. As to the Chandeleur Interests, Seller shall, promptly upon receipt of Manti's closing settlement statement, deliver a copy of same to Buyer (the "Chandeleur Closing Settlement Statement"). Buyer shall promptly thereafter notify Seller of its comments on, and any desired adjustments to, the Chandeleur Closing Settlement Statement.

3.06 <u>Closing Settlement Statement – Brazos, Galveston and High Island Interests</u>. As to the Brazos Interests, the Galveston Interests, and the High Island Interests respectively, Seller shall provide to Buyer a closing settlement statement (the "Brazos, et al Closing Settlement Statement") prior to Closing presenting adjustments to the Base Purchase Price for the respective Interests that are subject to this Section 3.05, which Brazos, et al Closing Settlement Statement shall set out separately the adjustments applicable to the respective Interests. Prior to Closing, Buyer and Seller shall agree upon the Brazos, et al Closing Settlement Statement which shall include adjustments, known as of the Closing Date, pursuant to Section 3.03 hereof. Seller shall exclude from the Brazos, et al Closing Settlement Statement and the Final Settlement Statement those final adjustments that occurred or will occur pursuant to the ExxonMobil Agreement, relating to the High Island Interests, if and only if they would have the effect of increasing the amount due to ExxonMobil above the amount actually paid to ExxonMobil.

3.07 <u>Final Settlement</u>. As to the Chandeleur Interests, final settlement under this Agreement shall occur in accordance with the provisions of Section 2.05(c) of the Manti Agreement for the account of Buyer. Final settlement with respect to the Brazos Interests, the Galveston Interests, and the High Island Interests shall occur as provided by Article 20 of this Agreement.

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ARTICLE 4. SELLER'S REPRESENTATIONS AND WARRANTIES

4.01   Representations and Warranties Not Exclusive. Seller's representations under this article are in addition to its other representations and warranties under this Agreement and the Additional Instruments.

4.02   Organization; Name; Organizational Identification Number. Seller represents and warrants that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Seller is qualified or licensed to conduct its business and is in good standing in each jurisdiction where the nature of its activities or the character of the properties utilized in its business make such qualification or licensing necessary. Seller's correct legal name is set forth above Seller's signature hereto. The location of Seller's chief executive office is the address listed in the introductory paragraph of this Agreement .

4.03   Power and Authority; Authorizations; Enforceability; No Conflicts. Seller represents and warrants that:

(a)   Seller has full corporate power and authority to own its assets and to carry on its business as it is now being conducted and to execute and deliver this Agreement and each of the Additional Instruments and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b)   The execution, delivery and performance by Seller of this Agreement and the Additional Instruments to which Seller is a party and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action of Seller.

(c)   This Agreement and the Additional Instruments to which Seller is a party have been duly and validly executed and delivered by Seller and constitute the legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

(d)   The execution and delivery by Seller of this Agreement and each of the Additional Instruments to which it is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby do not:

(i)   violate any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of Seller;

(ii)   result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms, conditions or provisions of any oral or written agreement, instrument, contract, undertaking,

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mortgage, indenture, lease, license or other understanding to which Seller is a party or by which any of the properties or assets of Seller may be bound or otherwise subject; or

(iii)   contravene or violate any law, rule, regulation, or order applicable to Seller, Seller's Associated Parties, or any of their respective properties or assets.

(e)   Except as provided by Sections 9.01 and 18.04, no consent of any governmental body or other person is required to be made or obtained by Seller in connection with the execution, delivery and performance by Seller of this Agreement or any other Additional Instruments to which Seller is a party or the consummation by Seller of the transactions contemplated hereby and thereby.

4.04   Seller's Review – Chandeleur Interests. With respect to the Chandeleur Interests, Seller represents and warrants that:

(a)   It has performed, as a prudent operator of offshore oil and gas properties, the buyer's review of the Chandeleur Interests and Property provided for by Article 11 of the Manti Agreement, including availing itself of the opportunity to inspect and inventory the Chandeleur Interests and Property and making all appropriate inquiry to satisfy itself of the condition of the Chandeleur Interests and Property; and

(b)   Data and data files related to the Chandeleur Interests are materially complete and are maintained in accordance with generally accepted standards in the industry;

(c)   Seller has identified no instance of material non-compliance by Manti and/or its Associated Parties with rules, regulations, statutes, and laws, including Environmental Laws, applicable to Manti's ownership or operation of the Chandeleur Interests or Property and with all Related Agreements;

(d)   Seller has identified (i) no environmental Condition, nor (ii) nor any violation of environmental laws pursuant to Section 11.05 of the Manti Agreement which would reasonably be expected to materially adversely affect the ownership, operation, and maintenance of the Chandeleur Interests or the Property;

(e)   No Title Defect exists with respect to the Chandeleur Interests and the Property.

(f)   No suit, action, claim, or other proceeding is now pending or, to Seller's knowledge, threatened before any court or governmental agency against the Chandeleur Interests that would have a material adverse effect upon Buyer's ownership, use, or operation of the Chandeleur Interests, and Seller shall promptly notify Buyer in writing of any such proceeding which arises or is threatened prior to the Closing.

(g)   To Seller's knowledge, the Chandeleur Interests and Related Agreements are in full force and effect and are valid and subsisting documents covering the entire

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estates which they purport to cover; and all royalties, rentals and other payments due under the Chandeleur Interests and Related Agreements have been fully, properly and timely paid. Seller will use its commercially reasonable efforts to take all actions to keep, the Chandeleur Interests and Related Agreements in force and effect until the Closing.

(h)   All due and payable ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property of the production of Oil and gas or the receipt of proceeds therefrom on the Chandeleur Interests, which become due prior to the Closing Date for any periods prior to the Effective Date, have been properly paid.

(i)   Seller is not obligated, by virtue of a production payment, prepayment arrangement under any contract for the sale of Oil and gas and containing a "take or pay," advanced payment or similar provision, gas balancing agreement or any other arrangement to deliver Oil and/or gas produced from the Chandeleur Interests at any time after the Effective Date without then or thereafter receiving full payment therefor.

(j)   No existing agreements, options, or commitments with, of or to any person to acquire the Chandeleur Interests are in effect.

4.05   Seller's Representations and Warranties – Brazos, Galveston and High Island Interests. With respect to the Brazos Interests, the Galveston Interests, and the High Island Interests, Seller represents and warrants that:

(a)   Agreements. To Seller's knowledge, Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Related Agreements associated therewith, are in full force and effect and are valid and subsisting documents covering the entire estates which they purport to cover; and all royalties, rentals and other payments due under the Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Related Agreements associated therewith have been fully, properly and timely paid. Seller will use its commercially reasonable efforts to take all action necessary to keep the Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Related Agreements associated therewith, in force and effect until the Closing.

(b)   Prepayments and Wellhead Imbalances. Seller is not obligated, by virtue of a production payment, prepayment arrangement under any contract for the sale of hydrocarbons and containing a "take or pay", advance payment or similar provision, gas balancing agreement or any other arrangement to deliver hydrocarbons produced from the Brazos Interests, the Galveston Interests, and the High Island Interests at any time after the Effective Time without then or thereafter receiving full payment therefor.

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(c) <u>Taxes</u>. All due and payable ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the Brazos Interests, the Galveston Interests, and the High Island Interests which become due prior to the Closing Date for any periods prior to the Effective Time, have been properly paid.

(d) <u>Maintenance of Interests</u>. Seller has maintained and will continue from date of this Agreement until the Closing, to maintain and operate the Brazos Interests, the Galveston Interests, and the High Island Interests in a reasonable and prudent manner, in full compliance with applicable law and orders of any governmental authority, to maintain insurance and bonds now in force with respect to the Brazos Interests, the Galveston Interests, and the High Island Interests to pay when due all costs and expenses coming due and payable in connection with the Brazos Interests, the Galveston Interests, and the High Island Interests, and to perform all of the covenants and conditions contained in the Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Related Agreements associated therewith.

(e) <u>Suits and Claims</u>. No suit, action, claim, or other proceeding is now pending or, to Seller's best knowledge, threatened before any court or governmental agency against the Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Property associated therewith, and Seller shall promptly notify Buyer in writing of any such proceeding which arises or is threatened prior to the Closing.

(f) <u>Access</u>. To the same extent Seller has such right, at all times prior to the Closing, Buyer and the employees and agents of Buyer shall have access to the Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Property associated therewith at Buyer's sole risk, cost and expense at all reasonable times, and shall have the right to conduct equipment inspections, environmental audits, and any other investigation of the Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Property associated therewith on one day's prior notice to Seller and upon agreement with Seller as to time and place of such actions.

(g) <u>Environmental Matters</u>. To Seller's knowledge, Seller is not in material violation of any Environmental Laws applicable to the Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Property associated therewith, or any material limitations, restrictions, conditions, standards, obligations or timetables contained in any Environmental Laws. No notice or action alleging such violation is pending or, to Seller's best knowledge, threatened against the Brazos Interests, the Galveston Interests, and the High Island Interests, and the respective Property associated therewith.

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(h)   No Third Party Options. No existing agreements, options, or commitments with, of or to any person to acquire the Interests are in effect.

(i)   Existing Condition. Except with respect to the Chandeleur Interests, Seller has and will continue to operate the Interests and the respective Property associated therewith in the ordinary course of business and in substantially the same manner as it was operated prior to the Effective Date. No material adverse changes in the condition of the Interests and respective Property associated therewith, from the Effective Time to the Closing Date, have occurred.

4.06   Title to the Interests. Seller represents and warrants that it owns Defensible Title to the Interests as of the date this Agreement is executed and will convey to Buyer Defensible Title to the Interests on the Closing Date.

ARTICLE 5. COVENANTS OF SELLER

5.01   Designation of Manager. Buyer hereby designates Seller as manager of the Interests ("Manager") pursuant to the terms and provisions of the Management Agreement attached hereto as Exhibit C. Should Buyer elect to exercise the option as to the Option Well, the Option Well shall become subject to the Management Agreement.

5.02   Management of the Interests; Payment of Costs.

(a)   So long as Seller shall remain Manager of the Interests, Seller shall:

(i)   Cause the Interests to be maintained and operated for the production of Oil and gas in a good and workmanlike manner, as would a prudent operator (and without regard to the existence of the covenant to reacquire the Interests), all in accordance with generally accepted standards, the Management Agreement, and all applicable federal, state and local laws, rules and regulations.

(ii)   Cause the Interests to be operated and maintained in compliance with all applicable laws, rules and regulations (including Environmental Laws) and in compliance with the Related Agreements governing the same.

(b)   At all times prior to the Termination Date (as such term is defined in the Management Agreement), Seller shall:

(i)   Pay or cause to be paid on behalf of Buyer, promptly as and when due and payable, all rentals and royalties payable with respect to the production of Oil and gas from the Interests and all costs incurred in or arising from the operation of the Interests or the production, treating, gathering, marketing or transporting of Oil and gas from the Interests.

(ii)   Pay or cause to be paid all capital costs which the parties agree upon pursuant to the Management Agreement and all other costs that are required for the

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prudent and reasonable maintenance and operation of the Interests in accordance with the Operating Agreement.

(iii)   Maintain true and correct books and records sufficient to determine the amounts payable under the Management Agreement. Such books and records shall be open for inspection by Buyer upon reasonable notice at Seller's office during normal business hours. Within thirty (30) days following March 31, June 30, September 30 and December 31 of each year during the term of the Management Agreement, Seller shall deliver to Buyer a statement showing in reasonable detail for the immediately preceding three (3) month time period (a) the computation of Net Operating Cash Flow; and (b) the volumes of Oil and gas produced and sold from the Interests. Additionally, Seller agrees to furnish Buyer with copies of any reserve reports prepared or obtained by Seller with respect to the Interests during the term of the Management Agreement; provided, that Seller shall not be required to furnish Buyer with more than one reserve report for the Interests in any one calendar year and Seller shall have no obligation to engage a third party engineer to prepare reserve reports for the Interests.

(iv)   Maintain at all times financial security required by governmental bodies with jurisdiction over Seller or the Interests.

(v)   Maintain at all times financial security for plugging and abandonment of Wells and remediation of the Interests and Property pursuant to the provisions of Section 9.08 of the ExxonMobil Agreement.

(vi)   Maintain at all times at its sole cost and expense insurance policies sufficient to maintain general liability coverage of at least $5,000,000 in form and substance satisfactory to Buyer in which Buyer and its permitted assigns are named as additional insured parties and such policies are designated as primary and non-contributory. At the time of Closing and thereafter as may be requested from time to time, Seller shall furnish Buyer a certificate or certificates of insurance in form reasonably satisfactory to Buyer evidencing Seller's compliance with the provisions of this subparagraph and which contain the unequivocal agreement on the part of the insurer to notify Buyer of the cancellation or any material changes of such coverage at least thirty (30) days before the effective date of such cancellation of change.

    5.03   Remedies Upon Default. If, prior to the Termination Date, Seller shall fail to perform or observe any of the covenants, agreements or obligations herein provided to be performed or observed by Seller, Buyer, in addition to Buyer's right to recover damages and all other remedies available to Buyer hereunder or at law or in equity, may, if such failure shall continue unremedied after ten (10) days from delivery to Seller of written notice thereof (unless within such ten (10) days, Seller has begun to cure such noncompliance in a manner satisfactory to Buyer and Seller continues to diligently pursue such curative actions until such failure is remedied to the satisfaction of Buyer), perform or cause to be performed such act at Seller's expense, in which event Buyer may expend funds for such purpose, and Buyer, upon written

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notice to Seller, shall be entitled to receive all proceeds payable to Seller pursuant to the Management Agreement to reimburse Buyer for any amounts so expended plus interest on any such amounts at the rate of twelve percent (12%) per annum from the dates such amounts were advanced by Buyer until the dates on which Buyer recovers said amounts from Seller. Additionally, Buyer shall be entitled to offset and reduce (i) any payments otherwise due and owing Seller under the Management Agreement, (ii) any amounts otherwise due and owing to Seller under the Bridge Note, and (iii) any amounts otherwise due and owing to Seller, under the provisions of this Agreement or the Management Agreement, to recover any amounts so advanced by Buyer plus interest thereon at the rate herein above stated. To secure all of the obligations owed by Seller to Buyer under the terms of this Agreement and the Management Agreement, Seller hereby grants, bargains, sells and assigns to Buyer a first and prior lien and security interest (a) upon Seller's option to reacquire the Interests pursuant to the Management Agreement, and (b) upon the Management Agreement (including, without limitation, oil and gas production attributable to the Interests pursuant to the Management Agreement, the proceeds from the sale of oil or gas at the wellhead, and all accounts relating thereto). To perfect the lien and security interest provided herein, Seller agrees to execute and acknowledge a recording supplement and/or financing statement prepared and submitted by Buyer in connection herewith or at any time following execution hereof. Further, Seller hereby authorizes Buyer to file this Agreement or any recording supplement executed in connection herewith as a lien or mortgage in the applicable real estate records and as a financing statement with the proper officer under the Uniform Commercial Code in the state in which the Interests are located in order to perfect the security interests granted herein. Upon default by Seller with respect to any of its obligations hereunder and Seller's failure to remedy such default within ten (10) days of receipt of notice thereof as hereinabove provided, Buyer shall have the right, without prejudice to other rights or remedies, to suspend the Management Agreement, take possession and control of the Interests (to the exclusion of Seller) and to collect from the purchaser(s) of production from the Interests proceeds otherwise payable to Seller until the amount owed by Seller to Buyer plus interest at the rate hereinabove stated shall have been paid in full. Each purchaser shall be entitled to rely upon Buyer's written statement concerning the amount of any default.

5.04 <u>Seller Reacquisition of the Interests</u>. Seller shall reacquire the Interests pursuant to the provisions of the Management Agreement.

5.05 <u>Seller Operation of the Interests</u>. Upon Closing, Seller shall operate the Interests which are not operated by a third party as of the Effective Time pursuant to the Operating Agreement attached as <u>Exhibit A</u> to the Management Agreement.

5.06 <u>Preservation of Existence</u>. Seller will preserve and maintain its existence in its jurisdiction of organization and will also preserve and maintain its existence and good standing in each other state where it conducts business. Seller will not change its name or do business under any other name without, in each case, giving Buyer at least 30 days prior written notice thereof.

ARTICLE 6. TITLE AND TITLE DEFECTS

6.01 <u>Title</u>. Seller shall transfer title of the Interests to Buyer at Closing pursuant to an assignment substantially in the form of the Assignment attached hereto as <u>Exhibit B</u>, and said Assignment shall be adapted to the particular interest to be assigned and to conform to the provisions of Article 2 hereof. Seller will convey to Buyer Defensible Title to the Interests on the Closing Date. Seller shall execute as many Assignments as are necessary to file for record Assignments in each jurisdiction and with each governmental authority where necessary to effect conveyance of the Interests and/or notice of such conveyance. Buyer shall be entitled to satisfy itself prior to Closing that it will be receiving conveyance of Defensible Title to the Interests. Seller shall provide to Buyer full and complete access to its records and documents relating to the Interests. As used herein, the term " Defensible Title" shall mean, as to each of the Interests to be conveyed to Buyer, a net revenue interest which is not less, and a working interest which is not greater, than those set out in Exhibits A-1 and A-2 hereto with respect to such Interests, and a title which is free and clear of liens, encumbrances, defects or environmental Conditions, other than Permitted Encumbrances, which materially and adversely affect the value of such Interests. Any matter which causes an Interest not to have Defensible Title, and any environmental Condition, shall be considered to be a "Title Defect". If Buyer determines that any Interest is subject to any Title Defects prior to Closing, Buyer shall notify Seller in writing describing the Title Defects, after which time the parties shall meet and exercise their best efforts to determine the validity of the claimed Title Defect. Seller shall have until the Closing to cure the Title Defects to the satisfaction of the Buyer. If Seller is not able to cure the Title Defects to Buyer's reasonable satisfaction prior to Closing, then Buyer in its sole discretion may either (a) reduce the Purchase Price by the Allocation for the Interest with a Title Defect, (b) allow Seller 90 days after Closing to cure the Title Defects, (c) waive the Title Defects, or (d) terminate this Agreement. Should a Title Defect be discovered after the Closing Date, Seller shall undertake to cure such Title Defect to Buyer's reasonable satisfaction; failing cure thereof, Buyer shall have the right, but not the obligation, to re-assign the affected Interest to Seller following the provisions of Section 9.03 hereof as to the Interest so affected.

6.02   Related Agreements. Except as otherwise provided in this Agreement, the sale of the Interests will be subject to all oil, gas, and mineral leases, assignments, subleases, farmout agreements, unit agreements, joint operating agreements, pooling agreements, letter agreements, easements, rights-of-way, gathering and transportation agreements, sales agreements, and other agreements concerning or pertaining to the Interests ("Related Agreements"), to the extent that they are binding on Seller or its successors or assigns. Buyer will assume all of Seller's obligations and liabilities under the Related Agreements as of the respective Effective Times, insofar as the obligations or liabilities concern or pertain to the respective Interests, and the parties will execute all documents necessary for Buyer to assume the Related Agreements. Buyer's obligation applies to all Related Agreements, whether recorded or not.

ARTICLE 7. PRE-CLOSING OBLIGATIONS

7.01   Preferential Rights.

(a)   Notice. Seller will notify the owners, if any, of preferential rights to purchase the Interests.

(b)   Adjustment to Base Purchase Price. If a third party gives notice of its intent to exercise a preferential right to purchase any of the Interests, Seller shall give immediate notice thereof to Buyer; in such event, Buyer may, at its option, elect to either (a) delay Closing as to all of the Interests pending closing of the preferential

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purchase, with no charge to either party for the delay, (b) terminate this Agreement, or (c) exclude the affected Interest and close as to all other Interests as scheduled..

(c) Third-Party Failure to Purchase. If a third party gives notice of its intent to exercise a preferential right to purchase a preferential right property, but does not close the purchase for any reason either before or within a reasonable time after the scheduled Closing of this Agreement, Buyer may elect, in its sole discretion, to acquire the preferential right property under the terms of this Agreement. In such event, Closing as to such property will be scheduled to occur within forty-five days after Buyer receives Seller's notice that the third party has not closed. The effective time for the preferential right property will be the applicable Effective Time under this Agreement for the Interest of which the preferential right property is a part.

7.02 Third-Party Notifications and Approvals. The sale of the Interests may require the approval or consent of lessors, joint interest owners, farmors, sublessors, Sellers, grantors, parties to agreements, governmental bodies having jurisdiction, or other third parties. Seller is responsible for obtaining approvals from all applicable third parties and will furnish Buyer with proof of each consent, approval, or waiver before the Closing Date. Seller will make reasonable efforts to obtain waivers of maintenance-of-uniform interest provisions, if any, from joint-interest owners. If Seller does not furnish Buyer with all third-party approvals applicable to any Interest, then Seller may, at its option, elect to (a) delay Closing as to any or all of the Interests, with no charge to either party for the delay, or (b) terminate this Agreement. To the extent any consent or approval is typically obtained after transfer of a given Interest, Seller agrees that it will exercise its best efforts to obtain such consent(s) or approval(s) within 30 days following the Closing, and in any event will obtain such consent(s) or approval(s) within the shortest practicable time after Closing. Buyer shall provide assistance to Seller's efforts to obtain such consent(s) or approval(s).

ARTICLE 8. CLOSING

8.01 Closing Date. The Closing Date will be on or before May 4, 2005. Closing under this Agreement shall occur at the offices of Hughes, Hubbard & Reed, LLP, One Battery Park Plaza, New York, New York 10004-1482. If the parties agree, Closing may be handled by exchange of documents (by mail or by courier). No price adjustment will be made if Closing is delayed.

8.02 Buyer's Right to Delay Closing. Buyer may, at its sole option and for any reason, delay Closing for up to thirty days after the originally-scheduled Closing Date, upon written notice to Seller.

8.03 Closing Obligations.

(a) Certificates of Authority. Seller shall deliver to Buyer, at least five days before the Closing Date, certificates in form and substance satisfactory to Buyer, effective as of the Closing Date and executed by Seller's duly authorized officer, partner, or owner, as appropriate, to the effect that (1) Seller has all requisite corporate, partnership, or other power and authority to purchase the Interests on the terms of

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this Agreement and to perform its other obligations under this Agreement and the Additional Instruments and has fulfilled all corporate, partnership, or other prerequisites to closing this transaction, and (2) each individual executing the closing documents has the authority to act on behalf of Seller.

(b)   Certificates of Insurance. Seller shall deliver certificates of insurance as provided by Section 5.02(b)(vi).

(c)   Change of Operatorship. For Interests that will be operated by Seller in its capacity as Manager under the Management Agreement and Operator under the Operating Agreements, and except to the extent waived by Buyer, Seller will deliver to Buyer on or before the Closing Date evidence of the following: (1) that Seller has complied with the requirements of all laws and regulations relating to the transfer of operatorship, including those regarding the assumption of responsibility for the plugging and abandoning of each Well that is included in the applicable Interests or located on the Property; (2) that the appropriate bond, surety letter, letter of credit, or other financial security has been accepted by the relevant regulatory agency; and (3) that Seller has, to the extent possible under applicable regulations, obtained all necessary permits or transfers of permits to operate the applicable Interests and Property.

(d)   Closing Settlement Statements. Seller will provide to Buyer (i) the Chandeleur Closing Settlement Statement, as same may have been revised pursuant to Section 3.04, and the Brazos, et al Closing Settlement Statement, each including items such as Base Purchase Price and adjustments to the Base Purchase Price (if any), to the extent this information is available at Closing. Seller will use estimates in the respective closing settlement statements, to the extent that estimates are necessary, and may correct the estimates in the final settlement statement.

(e)   Closing Documents. The parties, as indicated, will execute the following instruments to close this transaction:

(i)   An instrument substantially in the form of the Assignment and Bill of Sale attached as Exhibit B, modified to the extent necessary to conform to the terms of this Agreement. The Assignment and Bill of Sale will be effective as of the Effective Time, be with special warranty of title, and restate the indemnities, releases, and waivers contained in this Agreement. Buyer may require the parties to execute separate instruments for each state, county, or other jurisdiction in which the Interests are located, or with respect to state or federal governmental jurisdiction to which the Interests are subject, to facilitate timely recording.

(ii)   The Management Agreement;

(iii)   The Operating Agreements;

(iv)   Warrant Certificates, substantially in the form attached as <u>Exhibit C</u> to the Management Agreement (the "Warrants") and in accordance with Section 3.02 hereof, and each such warrant certificate shall be in full force and effect;

(v)   Other documents reasonably required to close this transaction and implement the terms of this Agreement, including deeds, bills of sale, and the like and instruments necessary under operating agreements, plans of unitization, laws, and regulations affecting the Interests to transfer the Interests and related obligations from Seller to Buyer;

(vi)   Designation-of-Operator forms, or such other form as is required by governmental agencies with jurisdiction over the Interests or the Seller in its capacity as Operator for each Interest that Seller will operate after Closing pursuant to the Management Agreement, or in its capacity as Manager under the Management Agreement as to Interests operated by third parties; and

(vii)   The closing settlement statements.

(f)   <u>Third-Party Consents</u>. Buyer will deliver proof of required third-party consents and approvals, except to the extent waived by Buyer in writing.

(g)   <u>Payment to Seller</u>. At Closing, (i) Buyer will pay to Manti and the other parties selling the Chandeleur Interests, for the account of Seller in its capacity as buyer under the Manti Agreement, $12,000,000.00 and (ii) as to the net amount shown on the Brazos, et al Closing Settlement Statement, in Buyer's sole and unfettered discretion Buyer will either (A) offset amounts due under the Bridge Note, (B) pay Seller, or (C) any combination of the above. Cash payments hereunder shall be made by certified check, cashier's check, or funds transfer as that term is defined in Chapter 4 of the Texas Business and Commerce Code. The respective closing settlement statement amounts are subject to further adjustment after Closing as provided in this Agreement.

(h)   <u>Delivery of Possession</u>. Subject to the terms of applicable joint operating agreements, if any, the Related Agreements, and this Agreement, Seller will deliver possession of the Interests to Buyer as soon as practicable after the Effective Time or the Closing Date, whichever is later, whereupon Buyer shall deliver possession of the Interests to Seller in Seller's capacity as Manager under the Management Agreement.

8.04   <u>Condition Precedent</u>. Seller's performance of its obligations under this article is a condition precedent to Buyer's obligation to close this transaction.

8.05   <u>Seller's Representation by Closing</u>. By closing this transaction, Seller will be deemed to represent to Buyer that all Seller's representations and warranties under this Agreement, the Additional Instruments, and the Manti Agreement are true as of the Closing Date.

ARTICLE 9. POST-CLOSING OBLIGATIONS

9.01   Filing and Recording.   Buyer will file or record the conveyancing documents by which the Interests will be conveyed from Seller to Buyer in the appropriate governmental records and will provide either the original or photocopies of the filed or recorded document, including the recording data, to Seller.   As to the Chandeleur Interests, Seller shall deliver to Buyer possession of the conveyancing documents related to the Manti Agreement, and Buyer shall promptly record same.

9.02   Further Assurances.   Seller and Buyer each will, from time to time after Closing and upon reasonable request, execute, acknowledge, and deliver in proper form any conveyance, assignment, transfer, or other instrument reasonably necessary to accomplish the purposes of this Agreement.

9.03   Reassignment.   If an event occurs pursuant to which ExxonMobil exercises its right under the ExxonMobil Agreement to have Seller reassign all or a portion of the High Island Interests to ExxonMobil, then the parties shall cooperate in good faith to unwind this transaction, as to the High Island Interests, within a reasonable time following ExxonMobil's request for reassignment.   Such unwinding shall return the parties as nearly as possible to the respective positions they held prior to execution of this Agreement.   For reassignment of any High Island Interest under this Agreement, Buyer will execute and deliver to Seller a reassignment, without warranty of any kind (title, fitness, condition). Seller shall release and discharge Buyer and its Associated Parties, covenant not to sue Buyer or its Associated Parties, and indemnify, defend, and hold Buyer and its Associated Parties harmless as to any High Island Interests that are reassigned, and the reassignment instrument will restate Seller's obligations.

9.04   Compliance.   Buyer will comply with all rules, regulations, statutes, and laws applicable to Buyer's ownership of the Interests or Property and with all Related Agreements, insofar as they concern or pertain to the Interests.   Seller will comply with all rules, regulations, statutes, and laws applicable to Seller's management and operation of the Interests or Property and with all Related Agreements, insofar as they concern or pertain to the Interests.

9.05   Plugging and Abandoning Wells; Remediation.   With the exception of the GA 297 Well among the Galveston Interests if the GA 297 Well is completed and is placed into production but not othewise, Seller recognizes, and will either perform or assure that performance is accomplished properly and in accordance with applicable law, the ExxonMobil Agreement, the Manti Agreement, and the respective Related Agreements, any and all of Buyer's obligations to abandon, restore, and remediate the Interests and Property, whether arising before or after the Effective Time, including obligations, as applicable, to:

(a)   obtain plugging exceptions in Operator's name for each Well with a current plugging exception, or permanently plug and abandon the Well;

(b)   plug, abandon, and if necessary, reabandon each Well;

(c)   remove all equipment and facilities, including flowlines, pipelines, and platforms;

(d)   close all pits; and

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(e)   restore the surface, subsurface, and offshore sites associated with the Interests or Property.

Seller will pay all costs and expenses associated with the obligations assumed under Section 9.08 of the ExxonMobil Agreement.

9.06   Surrender or Abandonment of Interests. If Buyer decides to surrender or abandon any of the Interests after Closing, Buyer must give Seller written notice of its intent at least forty-five days before surrender or abandonment.

ARTICLE 10. TAXES

10.01   Taxes – Chandeleur Interests. All ad valorem taxes, production taxes, and other taxes, as such terms apply under the Manti Agreement, shall be apportioned as provided for by said agreement for the account of Buyer. Seller shall pay any such taxes due and payable thereunder on behalf of Buyer in its capacity as Manager under the Management Agreement.

10.02   Taxes – Brazos, Galveston and High Island Interests. With respect to the Brazos Interests, the Galveston Interests, and the High Island Interests, any ad valorem, property, production, severance and similar taxes and assessments on said Interests shall be borne by Seller for all times prior to the Effective Time and by Buyer for all times after the Effective Time.

ARTICLE 11. OIL IN STORAGE, PROCEEDS, COSTS, EXPENSES, CLAIMS, AND DISBURSEMENTS

11.01   Oil in Storage. All Oil in storage at the Effective Time, including working inventory, belongs to Seller. Title to Oil in storage both for Interests previously operated by Manti and Interests operated by others will transfer to Buyer as of the Effective Time. The term "Oil in storage" shall carry the definition set forth in Section 11.01 of the ExxonMobil Agreement, and Oil in storage shall be measured and valued in the same manner as it is measured and valued in Section 11.01 of the ExxonMobil Agreement.

11.02   Proceeds, Costs, and Expenses. All proceeds, receipts, credits, income, and charges attributable to the Interests and accruing after the Effective Time will be Buyer's property and responsibility. Seller shall fulfill, in its capacity as Manager under the Management Agreement, Buyer's responsibilities for payments and disbursements after the Closing, including (a) any payments or disbursements made by ExxonMobil pursuant to Section 11.02 of the ExxonMobil Agreement, (b) any payments or disbursements made by Manti pursuant to Section 5.02 of the Manti Agreement, and (c) any charges allocated to Seller pursuant to Section 13.01 of the ExxonMobil Agreement.

11.03   Notice to Remitters of Proceeds. Seller will make reasonable efforts (a) to cause Manti to notify all remitters of proceeds from the sale of production from the Chandeleur Interests to advise them of this transaction and of the transaction contemplated by the Manti Agreement, and (b) to notify all remitters of proceeds from the sale of production from the Brazos Interests, the Galveston Interests, and the High Island Interests of this transaction, in each case to cause those remitters to remit proceeds to

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Seller as Buyer's nominee pursuant to the Management Agreement. Notice to the remitters that this transaction has closed shall occur by letter-in-lieu-of-transfer order or other documents required by each remitter.

ARTICLE 12. OPERATION OF THE INTERESTS

12.01 <u>Operation by Seller</u>. Upon closing, operation of the Chandeleur Interests previously operated by Manti will be turned over to, and become the responsibility of, Seller on behalf of Buyer in its capacity as Manager under the Management Agreement. Seller shall continue as operator of the Brazos Interests, the Galveston Interests, and the High Island Interests which it operates as of the Closing Date and shall operate those Interests on behalf of Buyer in its capacity as Manager under the Management Agreement.

ARTICLE 13. BOND IN FAVOR OF EXXONMOBIL

13.01 <u>Bond in Favor of ExxonMobil</u>. Buyer has previously paid $2,000,000.00 the ("Bond Security"), to the indemnitor indemnifying the bond in favor of ExxonMobil that is provided for by the terms of Section 9.08 of the ExxonMobil Agreement, which bond is intended to secure obligations related to the High Island Interests to plug and abandon Wells, remove equipment and facilities, and restore the Property. Seller hereby assigns and pledges to Buyer for its benefit a security interest in and to all of such Debtor's right, title and interest in and to the Bond Security (the "Collateral").

13.02 <u>Financing Statement</u>. Seller hereby irrevocably authorizes Buyer at any time and from time to time to file in any filing office in any appropriate jurisdiction any initial financing statements, and amendments thereto, that: (a) indicate the Collateral, and (b) provide any other information required by part 5 of Article 9 of the Uniform Commercial Code, or other authority, of the State, or such other jurisdiction, for the sufficiency or filing office acceptance of any financing statement, or amendment, including whether Buyer is an organization, the type of organization and any organizational identification number issued to Buyer.

ARTICLE 14. PREFERENTIAL RIGHT TO PURCHASE OIL

Seller will not reserve any preferential right to purchase oil produced from the Interests. Buyer acknowledges the first right of refusal to purchase production from the Chandeleur Interests which is retained by Manti pursuant to Section 6.03 of the Manti Agreement.

ARTICLE 15. PREFERENTIAL RIGHT TO PURCHASE GAS

Seller will not reserve any preferential right to purchase gas produced from the Interests. Buyer acknowledges the first right of refusal to purchase production from the Chandeleur Interests which is retained by Manti pursuant to Section 6.03 of the Manti Agreement.

DALDMS/531389.6

ARTICLE 16. SELLER'S RELEASE, DISCHARGE, AND COVENANT NOT TO SUE; SELLER'S OBLIGATIONS TO INDEMNIFY, DEFEND, AND HOLD HARMLESS; DISPUTE RESOLUTION

16.01 <u>Seller's Release and Discharge of Buyer and its Associated Parties</u>. Seller releases and discharges Buyer and its Associated Parties from each Claim and Liability relating to the Interests, Property, or this transaction, regardless of when or how the Claim or Liability arose or arises or whether the Claim or Liability is foreseeable or unforeseeable. SELLER'S RELEASE AND DISCHARGE OF BUYER AND ITS ASSOCIATED PARTIES INCLUDE CLAIMS AND LIABILITIES RESULTING IN ANY WAY FROM THE NEGLIGENCE OR STRICT LIABILITY OF BUYER OR ITS ASSOCIATED PARTIES, WHETHER THE NEGLIGENCE OR STRICT LIABILITY IS ACTIVE, PASSIVE, JOINT, CONCURRENT, OR SOLE. The only exception to Seller's release and discharge of Buyer and its Associated Parties is stated in 16.04(e), and the release and discharge are binding on Seller and its successors and assigns other than Buyer.

16.02 <u>Seller's Covenant Not to Sue Buyer or its Associated Parties</u>. Seller covenants not to sue Buyer or its Associated Parties with regard to any Claim or Liability relating to the Interests, Property, or this transaction, regardless of when or how the Claim or Liability arose or arises or whether the Claim or Liability is foreseeable or unforeseeable. SELLER'S COVENANT NOT TO SUE BUYER OR ITS ASSOCIATED PARTIES INCLUDES CLAIMS AND LIABILITIES RESULTING IN ANY WAY FROM THE NEGLIGENCE OR STRICT LIABILITY OF BUYER OR ITS ASSOCIATED PARTIES, WHETHER THE NEGLIGENCE OR STRICT LIABILITY IS ACTIVE, PASSIVE, JOINT, CONCURRENT OR SOLE. The only exception to Seller's covenant not to sue Buyer or its Associated Parties is stated in Section 16.04 (e), and the covenant is binding on Seller and its successors and assigns other than Buyer.

16.03 <u>Seller's Obligations to Indemnify, Defend, and Hold Buyer and its Associated Parties Harmless</u>. Seller will indemnify, defend, and hold Buyer and its Associated Parties harmless from each Claim and Liability relating to the Interests, Property, or this transaction, regardless of when or how the Claim or Liability arose or arises or whether the Claim or Liability is foreseeable or unforeseeable. SELLER'S OBLIGATIONS TO INDEMNIFY, DEFEND, AND HOLD BUYER AND ITS ASSOCIATED PARTIES HARMLESS INCLUDE CLAIMS AND LIABILITIES RESULTING IN ANY WAY FROM THE NEGLIGENCE OR STRICT LIABILITY OF BUYER OR ITS ASSOCIATED PARTIES, WHETHER THE NEGLIGENCE OR STRICT LIABILITY IS ACTIVE, PASSIVE, JOINT, CONCURRENT OR SOLE. The only exception to Seller's obligations to indemnify, defend, and hold Buyer and its Associated Parties harmless is stated in Section 16.04(c), and the obligations are binding on Seller and its successors and assigns other than Buyer.

16.04 <u>Seller's Obligations</u>.

   (a)   In each instance of Seller's obligations to release, discharge, indemnify, defend, and hold Buyer and its Associated Parties harmless and its covenant not to sue Buyer or its Associated Parties, the Claims and Liabilities subject to the obligations include the following:

   (i)   the ownership of the Interests by Buyer, their operation by Buyer or its Associated Parties, and the acts or omissions of Buyer or its Associated Parties in connection with the Interests or the Related Agreements.

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(ii)   the ownership of the Interests by Buyer, their operation by Buyer or its Associated Parties, and the acts or omissions of Buyer or its Associated Parties in connection with the Interests or under this Agreement or the Related Agreements.

(iii)   the acts or omissions of third parties relating to the Interests.

(b)   Seller's obligations under this Agreement to release, discharge, indemnify, defend, and hold Buyer and its Associated Parties harmless and its covenant not to sue Seller or its Associated Parties include Claims and Liabilities arising in any manner from the following:

(i)   preferential and similar rights held by third parties to purchase any portion of the Interests.

(ii)   the review, inspection, and assessment of the Interests and Property by Seller and its Associated Parties.

(iii)   an error in describing the Interests or an error in the conveyancing instruments.

(iv)   rights and obligations of the parties or third parties under the Related Agreements.

(v)   closing without a third-party consent or approval.

(vi)   failure by third parties to approve or consent to any aspect of this transaction after Closing.

(vii)   obligations to plug and abandon Wells and remediate the Interests and Property.

(viii) payment of Real Property Taxes or other taxes applicable to the Interests and Property.

(ix)   payments or disbursements paid or payable by Buyer or Seller to third parties.

(x)   a physical or environmental condition relating to the Interests and Property, including Claims and Liabilities under the Environmental Laws, or failure to comply with the Environmental Laws.

(xi)   remediation activities, including damages incurred by Buyer or its Associated Parties during or arising from remediation activities.

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(xii)   lawsuits filed before the Effective Time, but amended after the Effective Time to include the Interests or Property or Seller's ownership of or activities regarding the Interests or Property.

(c)   Seller's obligations to indemnify, defend, and hold Buyer and its Associated Parties harmless do not apply, however, to Claims or Liabilities that result from a judgment rendered or settlement reached in a lawsuit filed before the Effective Time, but only to the extent that acts or omissions that gave rise to the cause of action are attributable to the conduct or operation or ownership of Seller or its Associated Parties before the Effective Time.

(d)   The parties recognize that certain lawsuits may have been filed before the Effective Time, but concern activities continuing after the Effective Time, so that after Closing Buyer may be a proper party to the lawsuit. For these lawsuits, Seller's obligations to indemnify, defend, and hold Buyer and its Associated Parties harmless will apply to activities occurring before the Effective Time.

(e)   Seller's release and discharge of Buyer and its Associated Parties and its obligation to indemnify, defend and hold Buyer harmless under this Agreement does not include Claims that Buyer breached this Agreement. Any such Claims will be resolved in accordance with Article 16.06.

16.05   Seller's Duty to Defend. Seller acknowledges that its obligations to indemnify, defend, and hold Buyer and its Associated Parties harmless under this Agreement include obligations to pay the attorneys' fees and court and other costs incurred by Buyer and its Associated parties in defending all Claims. As to each Claim and Liability, Buyer, at its sole option, may elect to (a) manage its own defense, in which event Seller will reimburse Buyer and its Associated Parties for all reasonable attorneys' fees and court and other costs reasonably incurred in defending a claim, upon delivery to Seller of invoices for these fees and costs, provided that Buyer's selection of counsel is acceptable to Seller; or (b) tender its defense as to any Claim to Seller, in which event Seller will be responsible for all aspects of defending the Claim at issue and resulting Liabilities.

16.06   Alternate Dispute Resolution and Arbitration. This section applies to any dispute between the parties, arising at any time, that is not subject to Seller's release and discharge of Buyer and its Associated Parties or Seller's covenant not to sue Seller or its Associated Parties or is not specifically excluded under this section. Whether a dispute is subject to Seller's release, discharge, or covenant not to sue or to this section (or is excluded from this section by its terms), and whether there is a contract between the parties, are issues that will be resolved under the alternate dispute resolution and arbitration provisions of this section.

As to the disputes subject to this section, any Claim or controversy of whatever nature, including an action in tort or contract or a statutory action ("Disputed Claim"), or the arbitrability of a Disputed Claim, will be resolved in arbitration under the rules of the American Arbitration Association and will be binding on both parties and their respective successors and assigns. Neither party may prosecute or commence any suit or action against the other party relating to any matters that are subject to this section.

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Buyer will determine, at its sole option, whether a Claim filed by a third party against Buyer or Seller will be subject to this section. If Seller has notified Buyer before Closing of a Disputed Claim by Seller before Closing and the Disputed Claim is not resolved before Closing, the Disputed Claim will not be subject to this section unless agreed by the parties.

16.07 <u>Retroactive Effect</u>. Seller acknowledges that its obligations to release, discharge, defend, and hold Buyer and its Associated Parties harmless and its covenant not to sue Buyer or its Associated Parties apply to matters occurring or arising before the Execution Date to the extent provided in this Agreement.

16.08 <u>INDUCEMENT TO BUYER</u>. SELLER ACKNOWLEDGES THAT IT EVALUATED ITS OBLIGATIONS UNDER THIS ARTICLE BEFORE IT OFFERED TO SELL THE INTERESTS AND THAT ITS ASSUMPTION OF THESE OBLIGATIONS, ALONG WITH SELLER'S REPRESENTATIONS AND WARRANTIES IN ARTICLE 4, ARE A MATERIAL INDUCEMENT TO BUYER TO ENTER INTO THIS AGREEMENT WITH, AND CLOSE THE PURCHASE FROM, SELLER.

ARTICLE 17. ENVIRONMENTAL MATTERS

17.01 <u>Acknowledgment Concerning Possible Contamination of the Interests and Property</u>. Buyer and Seller are aware that the Interests and Property have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes, or other materials located on or under the Property or associated with the Interests. Equipment and sites included in the Interests or Property may contain asbestos, hazardous substances, or NORM. NORM may affix or attach itself to the inside of Wells, materials, and equipment as scale, or in other forms; the Wells, materials, and equipment located on the Property or included in the Interests may contain NORM and other wastes or hazardous substances; and NORM-containing material and other wastes or hazardous substances may have been buried, come in contact with the soil, or otherwise been disposed of on the Property. Special procedures may be required for the remediation, removal, transportation, or disposal of wastes, asbestos, hazardous substances, and NORM from the Interests and the Property.

17.02 <u>Seller Assumption of Environmental Liabilities</u>. SELLER WILL ASSUME ALL LIABILITY FOR THE ASSESSMENT, REMEDIATION, REMOVAL, TRANSPORTATION, AND DISPOSAL OF WASTES, ASBESTOS, HAZARDOUS SUBSTANCES, AND NORM FROM THE INTERESTS AND PROPERTY AND ASSOCIATED ACTIVITIES AND WILL CONDUCT THESE ACTIVITIES IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS, INCLUDING THE ENVIRONMENTAL LAWS.

ARTICLE 18. BUYER'S REPRESENTATIONS AND COVENANTS

Buyer represents and warrants to Seller that as the date hereof:

18.01 <u>Organization</u>. Buyer is duly organized, validly existing and in good standing under the laws of its own jurisdiction of organization.

18.02 <u>Power and Authority; Authorization; Enforceability; No Conflicts; Etc.</u>

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(a)   Buyer has all requisite power and authority to execute and deliver this Agreement and the Additional Instruments to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b)   The execution, delivery and performance by Buyer of this Agreement and the Additional Instruments to which it is a party and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite action of Buyer.

(c)   The Agreement has been, and the other Additional Instruments to which Buyer is a party have been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms.

(d)   The execution and delivery by Buyer of this Agreement and of each of the Additional Instruments to which it is a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby do not:

    (i)   violate any provisions of the limited partnership agreement of Buyer;

    (ii)   result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement to which Buyer is a party or by which the properties or assets of Buyer may be bound or otherwise subject; or

    (iii)   contravene or violate any laws applicable to Buyer.

(e)   No prior or subsequent filing or registration with, notification to, or authorization, consent or approval of, any governmental or regulatory agency is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement by Buyer or any of the other Additional Instruments to which Buyer is a party or the consummation by Buyer of the transactions contemplated hereby and thereby.

18.03   Securities Laws.

(a)   Buyer acknowledges that the solicitation of an offer for and the sale of Interests by Seller has not been registered under any securities laws.

(b)   Buyer intends to acquire the Interests for its own benefit and account and is not acquiring the Interests with the intent of distributing fractional undivided interests in them or otherwise selling them in a manner that would be subject to regulation by federal or state securities laws. If Buyer sells, transfers, or otherwise disposes of the Interests or fractional undivided interests in them in the future, it will do so in compliance with applicable federal and state laws.

(c)   Buyer represents that at no time has it been presented with or solicited by or through any public promotion or other form of advertising in connection with this transaction.

18.04   Seller Qualification. Seller shall, prior to Closing, obtain such governmental qualifications as are necessary to own and receive an assignment of the Interests.

ARTICLE 19. GAS IMBALANCES

19.01   Seller's and Buyer's Respective Obligations.   For those Interests with cumulative gas-production-imbalance accounts among working interest owners, Buyer acknowledges that the amounts are derived from either Seller's or Operator's statements based upon current production, prior sales history, and contract information; were provided to Buyer before the Execution Date; and were taken into consideration in Buyer's calculation of the Base Purchase Price and the Allocations. After the Effective Time, all benefits, obligations, and liabilities associated with these gas-production-imbalance accounts and related agreements will accrue to and become Buyer's responsibility. Buyer will assume Seller's overproduced or underproduced position as of the Effective Time and subject to the other provisions of this Agreement, unless the operating agreement, plan of unitization, or gas balancing agreement for an Interest provides for the cash settlement of gas-production-imbalance accounts when the Interest is assigned, in which event Seller reserves the gas-production-imbalance account and the right to the cash settlement. Any gas imbalances attributable to the Interests are disclosed on Exhibit D attached hereto.

Settlement of gas imbalances shall be treated in the same manner as in Article 19 of the ExxonMobil Agreement, and Seller shall act in that regard on behalf of Buyer in its capacity as Manager under the Management Agreement.

ARTICLE 20. FINAL SETTLEMENT STATEMENT

20.01   Preparation. Seller will prepare a final settlement statement relating to the Interests and submit it to Buyer within 90 days after the Closing Date. The final settlement statement will deduct royalties, operating expenses, taxes, overhead, and other amounts due to Seller from amounts due to Buyer as provided in this Agreement, with adjustments as necessary for items identified after Closing.

20.02   Final Settlement. Buyer must respond in writing with objections and proposed corrections within thirty days of receiving the final settlement statement relating to the Interests. If the parties cannot resolve their differences within ninety days of Seller's receipt of Buyer's objections, then the alternate-dispute-resolution and arbitration procedures of this Agreement will be triggered. If Buyer does not respond to the final settlement statement by signing or objecting in writing within the thirty-day period, the statement will be deemed approved by Buyer. After approval of said final settlement statement, Seller will send a check or invoice to Buyer for the net amount.

ARTICLE 21. BROKER'S AND FINDER'S FEES

Seller and Buyer each represents and warrants to the other that it has incurred no liability, contingent or otherwise, for broker's or finder's fees in connection with this Agreement or the transaction contemplated by it for which the other party will have any responsibility.

ARTICLE 22. COMMUNICATIONS

Unless otherwise provided in this Agreement, communications (including notices) under this Agreement that must be in writing and delivered by a specified date will be deemed to have been made when received at the following addresses by registered or certified mail, postage prepaid, or by messenger:

Seller: Buyer:

Capco Offshore, Inc.   Hoactzin Partners, L.P.
5555 San Felipe, Suite 725   c/o Dolphin Asset Management Corporation
Houston, Texas 77056   129 East 17th Street
Attention: Mike Myers   New York, New York 11706
                                                           Attention: Peter Salas

ARTICLE 23. SELLER'S DEFAULT

If Seller defaults under this Agreement in a material way, including Seller's failure to perform its obligations to close this transaction, Buyer may, at its sole option, terminate this Agreement in addition to all of its other rights at law or in equity.

ARTICLE 24. HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976

The parties have determined that the Hart-Scott-Rodino Antitrust Improvements Act of 1976 does not apply to this transaction.

ARTICLE 25. MISCELLANEOUS

25.01 <u>Entire Agreement</u>. This Agreement and the Additional Instruments constitute the entire agreement between the parties as to the transaction described in this Agreement. All previous negotiations and communications between the parties as to these matters are merged into this Agreement and the Additional Instruments.

25.02 <u>Successors and Assigns; Amendment; Survival</u>. This Agreement is binding on and inures to the benefit of the parties and their respective successors, heirs, representatives, and assigns and may be supplemented, altered, amended, modified, or revoked only in writing signed by both parties. Neither the assignment of this Agreement nor of the Interests or any part of them will relieve Seller of its obligations

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under this Agreement unless and to the extent Buyer consents in writing to release Seller, which consent may be withheld for any reason.

All provisions of this Agreement and the Additional Instruments that cannot be performed before Closing or the earlier termination of this Agreement and all representations, promises, releases, and indemnities under this Agreement and the Additional Instruments will survive Closing or the earlier termination of this Agreement.

25.03 Choice of Law. This Agreement and its performance will be construed in accordance with, and enforced under, the internal laws of the State of Texas, without regard to choice of law rules of any jurisdiction, including Texas.

25.04 Assignment. Neither this Agreement nor the rights and obligations under it may be assigned or delegated by either party without the other party's prior written consent, which consent may be withheld for any reason, and an attempted assignment or delegation in the absence of such consent is void.

25.05 No Admissions. Neither this Agreement, nor any part of it, nor any performance under this Agreement, nor any payment of any amount under this Agreement will constitute or may be construed as a finding, evidence of, or an admission or acknowledgment of any liability, fault, past or present wrongdoing, or violation of law, rule, regulation, or policy, by either Seller or Buyer or their respective Associated Parties.

25.06 No Third-Party Beneficiaries. There are no third-party beneficiaries of this Agreement.

25.07 Public Communications. Unless provided otherwise in this Agreement, neither party will make any press release or public communication concerning this transaction without the other party's prior written consent, which consent may be withheld for any reason.

25.08 Headings and Titles. The headings and titles in this Agreement are for guidance and convenience of reference only and do not limit or otherwise affect or interpret the terms or provisions of this Agreement.

25.09 Exhibits. All exhibits referenced in and attached to this Agreement are incorporated into it.

25.10 Includes. The word "includes" and its syntactical variants mean "includes, but is not limited to" and corresponding syntactical variants. The rule *ejusdem generis* may not be invoked to restrict or limit the scope of the general term or phrase followed or preceded by an enumeration of particular examples.

25.11 Severability. If any provision of this Agreement is found to be illegal or unenforceable, the other terms of this Agreement shall remain in effect, and this Agreement shall be construed as if the illegal or unenforceable provision had not been included.

25.12 Counterparts. This Agreement may be executed in multiple counterparts, all of which together will be considered one instrument.

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25.13 <u>Conflicts</u>. If the text of this Agreement conflicts with the terms of any exhibit to this Agreement, then the text of this Agreement will control. Further, in the event of a conflict between the terms of the Management Agreement and the terms of the Operating Agreement, the terms of the Management Agreement shall control.

25.14 <u>Not to Be Construed against the Drafter</u>. Seller acknowledges that it has read this Agreement, has had opportunity to review it with an attorney of its choice, and has agreed to all of its terms. Under these circumstances, the parties agree that the rule of construction that a contract be construed against the drafter may not be applied in interpreting this Agreement.

25.15 <u>No Waiver</u>. No waiver by either party of any part of this Agreement will be deemed to be a waiver of any other part of this Agreement or a waiver of strict performance of the waived part in the future.

25.16 <u>CONSPICUOUSNESS</u>. **THE PARTIES ACKNOWLEDGE THAT THE PROVISIONS OF THIS AGREEMENT THAT ARE PRINTED IN THE SAME MANNER AS THIS SECTION ARE CONSPICUOUS.**

25.17 <u>Execution by the Parties</u>. Neither the submission of this instrument for Seller's examination, nor discussions or negotiations between the parties, constitutes an offer to purchase the Interests or Property, and this instrument and the underlying transaction will become enforceable and binding between the parties only upon execution and delivery of this instrument by both Seller and Buyer.

The parties have executed this Agreement on the date below their signatures, to be enforceable and binding as of the Execution Date.

[The next page is the signature page, and the remainder of this page is blank.]

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CAPCO OFFSHORE, INC.,
a Texas Corporation

By: _____
        Mike Myers, President

Date: _____

CAPCO ENERGY, INC., a Colorado
corporation

By: _____

Name: Ilyas Chaudhary

Title: Chief Executive Officer

Date: _____

HOACTZIN PARTNERS, L.P.,
a Delaware limited partnership

By: Dolphin Advisors, LLC
        Its General Partner

By: Dolphin Management, Inc.
        Its Managing Member

By: _____
        Peter Salas, President

Date: _____

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